EXHIBIT 21

SUBSIDIARIES

The following are subsidiaries of the Registrant, Bolt Technology Corporation, a Connecticut corporation:

State of Incorporation
A-G Geophysical Products, Inc.	Texas

CPC2008, Inc.*	Connecticut

Real Time Systems Inc.	Connecticut

* Formerly Custom Products Corporation.

The names of certain subsidiaries are omitted since such subsidiaries considered in the aggregate would not constitute a significant subsidiary at the end of the year covered by this report.